UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000 24452
                                               ----------
                           NOTIFICATION OF LATE FILING

  (Check One):[x]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                       For Period Ended: February 28, 2006
                                         -----------------
                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                           ---------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.

             If the notification relates to a portion of the filing
                checked above, identify the item(s) to which the
                              notification relates:
 -------------------------------------------------------------------------------
                         PART I - REGISTRANT INFORMATION

                            PREMIER EXHIBITIONS, INC.
 -------------------------------------------------------------------------------
                             Full name of registrant

 -------------------------------------------------------------------------------
                            Former name if applicable

                        3340 PEACHTREE RD NE, SUITE 2250
 -------------------------------------------------------------------------------
            Address of principal executive office (STREET AND NUMBER)

                                ATLANTA, GA 30326
 -------------------------------------------------------------------------------
                            City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)   |   The reasons  described in  reasonable  detail in Part III of this
           |   form could not  be  eliminated  without  unreasonable  effort  or
           |   expense;
           |
 [X] (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   | The  accountant's  statement  or other  exhibit  required by Rule
           | 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Premier Exhibitions, Inc. (the "Company") is in the process of completing its audit for its fiscal year ended February 28, 2006 and assessing its ability to take advantage of accumulated net operating losses on a going-forward basis. As such, the Company is not able to timely file its Annual Report for its fiscal year ended February 28, 2006 (the "Annual Report"). The Company's Annual Report will be filed on or before June 14, 2006.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Stephen Couture               (404)                842-2638
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

The Company will report positive net income for the year ended February 28, 2006. In the prior fiscal year the Company experienced a net loss.


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            PREMIER EXHIBITONS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         5/30/06                 By  /s/ Arnie Geller
    -----------------------------      ----------------------------------------
                                         Arnie Geller, President and
                                         Chief Executive Officer